Exhibit (d)(49)

GLENMEDE

    INVESTMENT MANAGEMENT LP

November 15, 2013

Mary Ann B. Wirts

President

The Glenmede Fund, Inc.

c/o Glenmede Investment Management LP

One Liberty Place

1650 Market Street, Suite 1200

Philadelphia, PA 19103-7391

Re:	The Glenmede Fund, Inc: International Portfolio

Dear Mrs. Wirts:

Pursuant to Investment Advisory Agreement between the Fund on behalf of the International Portfolio and Glenmede Investment Management LP (the “Adviser”) dated October 28, 1988, as amended, the Adviser is entitled to investment advisory fees of 0.75% of the International Portfolio’s average daily net assets. Philadelphia International Advisors, LP (“Philadelphia International”) is the sub-advisor to the International Portfolio pursuant to a Sub-Investment Advisory Agreement dated January 1, 2002, as amended, among the Fund, Philadelphia International and the Adviser.

By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Adviser agrees that during any time the International Portfolio invests its assets in a class of shares of a series of a registered investment company advised by Philadelphia International (each an “Underlying Fund”) while Philadelphia International is the sub-advisor to the International Portfolio, the Adviser shall waive its investment advisory fees for the International Portfolio by an amount equal to that portion of the investment advisory fee actually paid by the Underlying Fund to Philadelphia International for managing the assets of the International Portfolio invested in shares of the Underlying Fund. The Adviser acknowledges that it shall not be entitled to collect on or make a claim for waived fees at any time in the future.

[signature page follows]

Glenmede Investment Management LP

By:	Gatepost Partners, LLC, its General Partner

By:	/s/ Peter Zuleba
Title:

Your signature below acknowledges
acceptance of this Agreement:

By:	/s/ Mary Ann B. Wirts
Mary Ann B. Wirts
President
The Glenmede Fund, Inc.